Exhibit 99.1

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

October 3, 2011

__________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 9, 2011

Eltek Ltd. Shareholders:

We cordially invite you to attend the 2011 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on Wednesday, November 9, 2011, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

1.	To re-elect Messrs. Erez Meltzer, Yaron Malka and Amit Mantsur to serve as Class III directors until our 2014 Annual General Meeting of Shareholders;

2.	To re-elect Mr. Eytan Barak as an outside director for a second three-year term;

3.	To approve a transaction with a supplier that is controlled by our controlling shareholder;

4.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2011;

5.	To review and discuss our directors’ report, auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2010; and

6.	To transact any other business that may properly come before the meeting.

Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, October 3, 2011 are entitled to notice of and to vote at the Annual General Meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Arieh Reichart President and Chief Executive Officer

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on November 9, 2011, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about October 5, 2011.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) re-election of Messrs. Erez Meltzer, Yaron Malka and Amit Mantsur to serve as Class III directors until our 2014 Annual General Meeting of Shareholders; (ii) re-election of Mr. Eytan Barak as an outside director for a second three-year term; (iii) approval of a transaction with a supplier that is controlled by our controlling shareholder; and (iv) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2011.  In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be reviewed and discussed at the Meeting.

We are currently unaware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director named in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on October 3, 2011, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of October 3, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 6,610,107 issued and outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence of two shareholders holding, in the aggregate, at least forty-percent of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned and the adjourned meeting will be held at 10:00 a.m. (Israel time) on November 14, 2011, at the same place as the original Meeting.  The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.  This notice will serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles its holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholders, Merhav M.N.F. Ltd. and Integral International Inc., and directors and officers, who together hold approximately 25.3% of our issued and outstanding ordinary shares, that they presently intend to vote for each of the nominees for director and in favor of all of the other proposals to be voted on at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table sets forth certain information as of October 3, 2011 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our issued and outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (1)(2)
Josef Maiman	1,589,440	(3)	24.0%
Merhav M.N.F. Ltd.	989,696	(4)	15.0%
Integral International Inc.	599,744	(5)	9.1%
David Banitt	--		--
Eytan Barak	--		--
Yaron Malka	--		--
Amit Mantsur	--		--
Erez Meltzer	--		--
Ophira Rosolio-Aharonson	--		--
Joseph Yerushalmi	--		--
All directors and executive officers as a group (20 persons)	1,674,955		25.3%
_____________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 6,610,107 ordinary shares issued and outstanding as of October 3, 2011.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 29, 2007 and other information available to the company.  Includes 989,696 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman.  Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

(4)	Merhav M.N.F. Ltd. is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd.

(5)
Integral International Inc. is a Panama corporation controlled by Mr. Maiman.  Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Integral International Inc.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The term of office of our Class III directors, Messrs. Erez Meltzer (the Chairman of our Board of Directors), Yaron Malka and Amit Mantsur, expires as of the Meeting and they will each be standing for re-election to serve as Class III directors until our annual general meeting of shareholders to be held in 2014.

Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be odd.  Our Board of Directors is currently composed of seven directors.

Under our Articles of Association, our Board of Directors is divided into three classes (other than outside directors).  In general, at each annual general meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  All the members of our Board of Directors (except the outside directors) may be re-elected upon completion of their term of office.  Our Board of Directors may temporarily fill vacancies in the Board or add to their body until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our Articles of Association.  In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law (see Item 2 below).

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules.  We do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules.  Instead, we follow Israeli law and practice in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

We also do not follow the NASDAQ requirement regarding the process for the nomination of directors.  Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our Articles of Association do not provide otherwise.  In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election.

Accordingly, our Board of Directors has proposed the re-election of each of Messrs. Erez Meltzer, Yaron Malka and Amit Mantsur to serve as a Class III director, to hold office for three years until our annual general meeting of shareholders to be held in 2014, or until their successors are elected and qualified.

In the event that a named director nominee is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.  We do not have any understanding or agreement with respect to the future election of the named nominees.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Erez Meltzer, 54, has served the Chairman of our Board of Directors since April 1, 2011 and has served as a director since August 2009.  Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers and Terminals Ltd., or Gadot, a wholly-owned subsidiary of Ampal-American Israel Corporation, or Ampal, since November 2008.  Mr. Meltzer also serves as a director of Ampal and Ericom Software Ltd.  From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps. (reserves).  Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University, and is a graduate of the Advanced Management Program at Harvard Business School.

Yaron Malka, 37, has served as a director since May 2010.  Mr. Malka has served as Executive Assistant to the chief executive officer of the Merhav - Ampal Group since December 2009 and as the Head of the European operations of La-Mark Vision Ltd. since April 2011.  During 2008 and 2009, Mr. Malka served as the Chief Financial Officer and General Counsel of Aniboom Ltd.  Between 2006 and 2008, Mr. Malka served as the Legal Counsel and Company Secretary of Metalink Ltd. (NASDAQ: MTLK).  Prior to that and from February 2003, Mr. Malka was an associate at Zellermayer Pelossof & Co., an Israeli law firm.  Between 1998 and 2003, Mr. Malka was a senior associate at Nachum, Deutch and Co., an Israeli accounting firm.  Mr. Malka holds an LLB degree from Tel Aviv University, a B.A. degree in Accounting and Economics from the Hebrew University of Jerusalem and a B.A. degree in Political Sciences from Haifa University.  Mr. Malka is a certified public accountant (Israel) and a member of the Israel Bar Association.

Amit Mantsur, 40, has served as a director since August 2009.  Mr. Mantsur has served as the Vice President – Investments of Ampal since March 2003.  From September 2000 to December 2002, Mr. Mantsur served as Strategy and Business Development Manager at Alrov Group.  From February 1997 to September 2000, Mr. Mantsur was a projects manager at the Financial Advisory Services of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International.  Mr. Mantsur holds a B.A. degree in Economics and Accounting and an M.B.A. degree, both from Ben-Gurion University, and is a certified public accountant (Israel).

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of the director nominees named above.

Directors Continuing in Office

Name	Age	Class of Director	Expiration of Term
Professor Joseph Yerushalmi	73	Class I	2012
David Banitt(1)(2)	59	Class II	2013
Ophira Rosolio-Aharonson(1)(2)	62	Outside Director	2012
__________________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee

For the biographies of the directors continuing in office, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2010 (filed with the Securities and Exchange Commission on May 31, 2011), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com.  The contents of our website do not form part of the proxy solicitation material.

II.           RE-ELECTION OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Israeli Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the outside director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside directors are elected by shareholders.  The shareholders voting in favor of their election must include at least a majority of the shares of the non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) of the company who voted on the matter (not including abstaining votes).  This majority approval requirement need not be met if the total shareholdings of those non-controlling shareholders (and those who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) who vote against their election represent 2% or less of all of the voting rights in the company.  Outside directors serve for a three-year term, which may be renewed for two additional three year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders voted in favor of the re-election of the nominee constitute more than 2% of the voting rights in the company.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term and was elected to serve as an outsider director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three- year term.  Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, pursuant to the provisions of the Israeli Companies Law, following which the service of Mr. Barak as an outside director may be renewed for two additional three-year terms.

Our Board of Directors has determined that Ms. Rosolio-Aharonson and Mr. Barak each qualifies as an outside director within the meaning of the Israeli Companies Law.  Our Board of Directors has further determined that Mr. Barak has accounting and financial expertise and that Ms. Rosolio-Aharonson has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

At the Meeting, shareholders will be asked to re-elect Mr. Eytan Barak, whose first term expires as of the Meeting, as an outside director of our company for a second three-year term.

Set forth below is information about the nominee for outside director, including principal occupation, business history and any other directorships held.

Eytan Barak, 67, was elected to serve as an outside director (within the meaning of the Israeli Companies Law) in December 2008 and is the chairman of our audit committee and a member of our executive committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including Mer Telemanagement Solutions Ltd. (listed on the NASDAQ Capital Market (NASD:MTSL)), Menora–Mivtachim Mutual Funds, Meshulam Levinstein Contracting & Engineering Ltd. (listed on the Tel Aviv Stock Exchange) and Spectronix Ltd. (listed on the Tel Aviv Stock Exchange).  Mr. Barak also serves voluntarily in several non-for-profit organizations, such as the Olympic Committee in Israel (vice chairman) and Ben-Gurion University (member of the financial committee).  From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies.  From 1973 to 1997, Mr. Barak was with The Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in Accounting and Social Science from Tel Aviv University and a B.A. degree in Accounting from the Hebrew University of Jerusalem, and has been a certified public accountant (Israel) since 1971.

The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least a majority of the shares of non-controlling shareholders (and shareholders who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders (and shareholders who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) who vote against such proposal do not represent more than 2% of the voting rights in our company.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.  In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

The Board of Directors recommends a vote FOR the election of the nominee for outside director.

For the biography of the outside director continuing in office, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2010 (filed with the Securities and Exchange Commission on May 31, 2011), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com.  The contents of our website do not form part of the proxy solicitation material.

III.           APPROVAL OF TRANSACTION WITH A SUPPLIER, CONTROLLED BY OUR
CONTROLLING SHAREHOLDER
(Item 3 on the Proxy Card)

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Amendment, which implements a comprehensive reform in the corporate governance of Israeli companies.  Most of the provisions of the Amendment became effective on May 15, 2011 (some provisions became effective on September 15, 2011).  Among other things, the Amendment added to the Israeli Companies Law a requirement that an engagement with a controlling shareholder, including with an entity controlled by the controlling shareholder or his or her relative, regarding the provision of services to the company by such person or entity, be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).  Pursuant to the Amendment, any such engagement that is for a period of more than three years must be approved by the shareholders every three years.  In accordance with the Amendment, any such transaction must be presented to the shareholders for approval prior to the later of six months from the effective date of the respective provision under the Amendment (i.e. November 15, 2011) or three years from the date of the original approval of the transaction by the shareholders (if previously approved by the shareholders).  Under the Israeli Companies Law as in effect prior to the Amendment, only an “extraordinary transaction” of a public company with a controlling shareholder, or an “extraordinary transaction” of a public company with another person in which the controlling shareholder has a personal interest, required the approval of a special majority at the shareholders meeting (following audit committee and board of directors approval).  The Israeli Companies Law defines an “extraordinary transaction” as a transaction not in ordinary course of business, not on market terms or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

Gadot Chemical Tankers and Terminals Ltd., or Gadot, has been one of our major raw material suppliers for a number of years.  During the period from December 2007 through August 2008, our controlling shareholder Mr. Josef Maiman (though entities under his control) acquired Gadot (the “Acquisition”).  For the years ended December 31, 2008, 2009 and 2010, we purchased from Gadot raw materials in the aggregate amount of $1.6 million, $1.8 million and $2.0 million, respectively.  As of December 31, 2008, 2009 and 2010, our accounts payable to Gadot amounted to $561,000, $713,000 and $742,000, respectively.  The nature of our business relationship with Gadot did not change following the Acquisition, nor did the scope of our annual purchases of alternative raw materials, other than to the extent that the amount of our purchases has increased as our use of raw materials has increased.  After examining 80% of the items that our company regularly purchases from Gadot, our management concluded that there was no material change in the purchase prices of principal items purchased by us following the Acquisition. Our Audit Committee and Board of Directors have determined that our transactions with Gadot are carried out on an arm’s-length basis. Further, the Audit Committee determined that our management regularly examines possible alternative sources and where there is a feasible alternative source, a choice between suppliers is made based on price.

Pursuant to the Israeli Companies Law prior to the Amendment, our engagement with Gadot did not require shareholder approval as a result of the Acquisition, as the transaction is not deemed an “extraordinary transaction” within the meaning of the Israeli Companies Law.  Following the Amendment, we are required to present the transaction for the approval of our shareholders no later than November 15, 2011, as described above.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the Company’s engagement with Gadot Chemical Tankers and Terminals Ltd., an Israeli company beneficially owned by Mr. Josef Maiman, the Company’s controlling shareholder, or with another entity which controls, is controlled by, or under common control with, as a supplier of raw materials to the Company, be and it hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power.  Each of Mr. Maiman, Merhav M.N.F. Ltd. and Integral International Inc. is deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.           RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent accountants in 1996 and have reappointed the firm as our independent accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2011, pursuant to the recommendation of our Audit Committee and Board of Directors.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, to a limited extent, as tax consultants and providers of some audit related services.  Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit functions and, that as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

In accordance with applicable law, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin according to the volume and nature of their services. With respect to fiscal year 2010, we paid Somekh Chaikin approximately $90,000 for audit services and approximately $5,000 for tax related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 “RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of its financial statements for the fiscal year ending December 31, 2011, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.           REVIEW AND DISCUSSION OF THE DIRECTORS' REPORT, AUDITOR'S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS
(Item 5 on the Proxy Card)

At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

The foregoing directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2010, as well as our annual report on Form 20-F for the year ended December 31, 2010 (filed with the Securities and Exchange Commission on May 31, 2011), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the director’s report, auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VI.           OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Arieh Reichart President and Chief Executive Officer

Dated: October 3, 2011